Exhibit 99.1

Neptune Officially Launches the Forest Remedies™ & Ocean Remedies™ Brands

Receives First Purchase Order from Major U.S. National Retailer for
Initial Launch of Forest Remedies™ Soothing Balms Across 100 Stores

LAVAL, QC, Feb. 13, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), is pleased to announce today the official launch of the Forest Remedies™ and Ocean Remedies™ brands. Starting today, consumers will be able to purchase Forest Remedies™ products directly from the new website (www.forestremedies.com).

Neptune is also pleased to announce the expansion of its strategic partnership with American Media LLC ("American Media or "AMI") to help support the U.S. launch and growth of Neptune's Ocean Remedies™ brand and product line. This agreement follows Neptune's previously announced partnership with AMI in October 2019 to support the growth of Neptune's Forest Remedies™ brands in the U.S.

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune's Ocean Remedies™ brand in the U.S. American Media will provide Neptune with marketing and creative services valued at US $4.7 million in exchange for 1,175,000i warrants which Neptune will issue to American Media. Each warrant gives the holder the right to purchase one common share of Neptune at an exercise price of US $8.00 per share and with an expiration date of 5-years. Upon exercise of the warrants AMI will be required to hold the shares acquired for a minimum of six months. Neptune expects to leverage most of the advertising services provided by American Media in the next twelve months.

Full and Broad Spectrum Hemp Extracts
Leveraging the company's extraction knowhow and management's branding expertise, Neptune is launching 11 SKUs of hemp extracts, including six ingestible oils, two soothing balms, one soft gel bottle, a massage oil, and a pet soother. Forest Remedies™' products have been carefully crafted using Neptune's hemp extracts, which are produced with our proprietary cold ethanol extraction process and tested for purity at third-party laboratories. We extract active ingredients from the hemp plant using non-GMO ethanol, refined for maximum cannabinoid retention to produce high-quality, activated full spectrum extracts with profiles that reflect the natural composition of the hemp plant. Neptune exclusively sources its hemp from trusted American farmers who believe in the value of pesticide-free and regenerative farming as much as we do. Neptune is proud to support One Tree Planted. For every product sold, we will contribute to the planting of a tree to help rebuild the world's forests and create a more sustainable future.

"Forest Remedies™' hemp extracts will be priced on average at 50% lower than the leading competitive products, providing the end consumer an attractively priced quality product. Neptune believes in making natural products accessible to everyone," said Michael Cammarata, CEO of Neptune.  "The launch of the Forest Remedies™ and Ocean Remedies™ brands represents a key milestone for Neptune as we position our company for accelerated growth in the global Consumer Packaged Goods industries, with a focus on hemp-derived health and wellness ingredients and products."

Essential Oils
In collaboration with International Flavors & Fragrances Inc. ("IFF"), Neptune is launching six essential oils SKUs, which will be commercialized under the Forest Remedies™ brand. Essential oils will be commercialized as single oils including fragrances such as lemon, sweet orange, bergamot, peppermint, and eucalyptus amongst others. Neptune aims to redefine the essential oil experience and provide consumers high-quality, natural, traceable, sustainable ingredients from responsible producers around the world.

Ocean Remedies™
In a few days, the Company will also be launching Ocean Remedies™ directly on a second website: www.oceanremedies.com. The Company's omega-3 products will be commercialized under this brand.  The omega-3 fatty acids in the Ocean Remedies™ krill oil have been demonstrated to be 2.5ii times better absorbed than fish oil. Ocean Remedies™' krill oil offers high EPA, DHA, phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies™ has been certified by Friends of the Sea for sustainable krill harvesting.

"The expansion of Neptune's partnership with AMI should play a key role in the launch and growth of the Ocean Remedies™ brand both online and through national retailers," added Cammarata. "Our management team's expertise launching, commercializing and marketing wellness products will allow us to quickly gain market share and build long-term brand loyalty with high-quality, affordable products in both our omega-3 and hemp-derived product lines."

Commercial Initiatives
Neptune is in active discussions with food, drug and mass retailers in the United States to commercialize the Forest Remedies™ products. Neptune has already received a purchase order from a major U.S. national retailer for an initial launch of Forest Remedies™ soothing balms across 100 stores. A national roll-out could follow in the upcoming months.

Forest Remedies™ products have already appeared in several American Media (AMI) publications including, US Weekly, OK!, In Touch, Life and Style Weekly, and Men's Journal. In collaboration with AMI, the company is developing a 100 page custom wellness magazine with educational content that will also be promoted across all AMI channels.  Neptune's strategic partnership with AMI also provides the Company with the opportunity for thousands of points of retail distribution, primarily in the highly visible checkout section of stores where AMI publications are sold.

The company will also be sponsoring The Wellness Academy Podcast that will be co-hosted by Michael Cammarata, President & CEO of Neptune. Several experts will be invited to cover various wellness topics along with celebrity hosts, including our own Dr. Graham Wood, Neptune's Chief Scientific Officer.

Branded content videos featuring influential talent focusing on beauty, sleep, health, post workout, cooking, etc. will also be promoted across AMI Entertainment.

A media day will be held in New York City this spring where Neptune's president and CEO will showcase the Company's branded products.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

[i] The issuance of warrants discussed in this press release is subject to the Toronto Stock Exchange approval.
ii Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 13-FEB-20